UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated February 3, 2025 titled “GeoPark Successfully Completes a $550 Million Notes Offering and Refinances More Than 80% of its Outstanding Notes Due 2027”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK SUCCESSFULLY COMPLETES A $550 MILLION NOTES OFFERING AND REFINANCES MORE THAN 80% OF ITS OUTSTANDING NOTES DUE 2027

Bogota, Colombia – February 3, 2025 – GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent energy company with over 20 years of successful operations across Latin America, announced today that it has completed a notes offering of an aggregate principal amount of $550.0 million senior notes due 2030 (“Notes due 2030”). GeoPark has used a portion of the net proceeds from the notes offering to repurchase $405.3 million of the Company’s outstanding senior notes due 2027 (“Notes due 2027”) tendered by holders in a concurrent tender offer and intends to repay with the remaining balance amounts due under an offtake and prepayment agreement related to the acquisition of assets in Vaca Muerta in Argentina.

The following table summarizes key terms of the Notes due 2030:

Term:	5 Years
Principal:	$550.0 million
Settlement Date:	January 31, 2025
Maturity Date:	January 31, 2030
Issue Price:	100%
Amortization:	Bullet
Interest Payments:	Semi-annual
Coupon:	8.750%
Credit Rating:	B+ (S&P) / B+ (Fitch)

The order book was oversubscribed by approximately 2 times and included more than 120 investors from the United States, Europe, Asia and Latin America, reflecting the confidence of the market in the Company and its credit profile.

This transaction provides the Company financial flexibility and mitigates the Company’s refinancing risk by extending the average life of GeoPark’s debt to 4.6 years (an extension of approximately 2.6 years).

Breakdown of Notes Outstanding

The following table details the aggregate principal amounts outstanding of GeoPark notes as of September 30, 2024 (last reporting date) and pro-forma upon closing of the notes offering and concurrent tender:

Notes Outstanding	September 30, 2024	Pro-forma
Notes due 2027	$500.0 million	$94.7 million
Notes due 2030	-	$550.0 million

For further information, please contact:

INVESTORS:

Maria Catalina Escobar Shareholder Value and Capital Markets Director	mescobar@geo-park.com

Miguel Bello Investor Relations Officer	mbello@geo-park.com

Maria Alejandra Velez Investor Relations Leader	mvelez@geo-park.com

MEDIA:

Communications Department	communications@geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Invest with Us” section on the website at www.geo-park.com.

Certain amounts included in this press release have been rounded for ease of presentation. Accordingly, certain amounts included in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including, the company’s intention to repay amounts due under an offtake and prepayment agreement. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe
	Name:	Jaime Caballero Uribe
	Title:	Chief Financial Officer

Date: February 4, 2025